SCHEDULE A

(as of April 30, 2019)

Portfolio	Initial Board Approval Date	Initial Effective Date	Exchange and Ticker	Termination Date
Invesco Agriculture Commodity Strategy No K-1 ETF	03/07/2017	[ ]	The NASDAQ Stock Market, LLC [( )]	04/30/2020

Invesco Base Metals Commodity Strategy No K-1 ETF	03/07/2017	[ ]	The NASDAQ Stock Market, LLC [( )]	04/30/2020

Invesco Bloomberg Commodity Strategy ETF	09/25/14	[ ]	The NASDAQ Stock Market, LLC (CMDY)	04/30/2020

Invesco Optimum Yield Diversified Commodity Strategy No K-1 ETF	09/25/14	11/07/14	The NASDAQ Stock Market, LLC (PDBC)	04/30/2020

Invesco Energy Commodity Strategy No K-1 ETF	03/07/2017	[ ]	The NASDAQ Stock Market, LLC [( )]	04/30/2020

Invesco Actively Managed Exchange-Traded Fund Commodity Trust, on behalf of each Fund listed on Schedule A

By:	/s/ Daniel E. Draper
Name: Daniel E. Draper
Title: President

Invesco Distributors, Inc.

By:	/s/ Brian C. Thorp
Name: Brian C. Thorp
Title: Vice President